

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2022

Edmund Reese
Chief Financial Officer
Broadridge Financial Solutions, Inc.
5 Dakota Drive
Lake Success, NY 11042

> **Re: Broadridge Financial Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2021**
> **Filed August 12, 2021**
> **File No.: 001-33220**

Dear Mr. Reese:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services